Press Release

[GRAPHIC OMITTED] AHOLD


                                                       Royal Ahold
                                                       Corporate Communications


                                                Date:  October 6, 2003
                                 For more information: +31 75 659 57 20



Ahold publishes financial reporting schedule

Zaandam, The Netherlands, October 6, 2003 -- Ahold today published its financial reporting schedule for the remainder of calendar year 2003. To provide for quality and completeness of disclosure, the company has reviewed its entire schedule for the rest of the year and developed a timetable that it believes can accommodate the volume of work required to complete its regulatory and statutory filings.

Hannu Ryopponen, Chief Financial Officer said: "Resources at Ahold were stretched to the limit to provide shareholders with the 2002 financial results. Preparing the next sets of financial data will require sufficient time to ensure that they are completed with the degree of thoroughness and precision expected by shareholders. We recognize that some of the dates may differ from those suggested at the presentation of our 2002 results on October 2, 2003. However, the timetable we've proposed is both reasonable and achievable, and in the interests of all our shareholders."


Ahold upcoming financial events: 2003


Date*             Event                 Summary
October 15        20F                   Filing with the SEC and publication
October 28        Trading Update        3Q 2003 sales
October 31        Annual Report         2002 annual report published
November 7        Earnings Statement    Half year results and strategy statement
November 26       AGM                   Annual general meeting of shareholders
November 26       Earnings Statement    Q3 2003 results
Janary 9, 2004    Trading Update        Q4 2003 sales



* Please note that the financial reporting dates are provisional and subject to change at Ahold's discretion, as they may be influenced by factors beyond the company's ability to control.


Ahold Corporate Communications: +31.75.659.5720

                                                 Albert Heijnweg 1, Zaandam
                                                 P.O. Box 3050, 1500 HB Zaandam
                                                 The Netherlands
                                                 Phone: +31 (0)75 659 5720
http://www.ahold.com                             Fax:   +31 (0)75 659 8302

Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. The forward-looking statements include, but are not limited to, statements as to the timing of upcoming financial events. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to, possible rescheduling of certain planned public announcements, meetings or releases of information and other factors and events discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.